March 15, 2006


Fax (614) 748-1209
Room 4561

Michael R. Sayre
Executive Vice President and
   Chief Financial Officer
Pinnacle Data Systems, Inc.
6600 Port Road
Groveport, OH 43125

          RE:  Pinnacle Data Systems, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
      Form 10-QSB for Fiscal Quarters Ended March 31, 2005,
          June 30, 2005 and September 30, 2005
      Form 8-K/A filed on October 26, 2005
       File No. 001-16103

Dear Mr. Sayre:

We have completed our review of your Form 10-KSB and related
filings
and have no further comments at this time.

Very truly yours,


          Kathleen Collins
           Accounting Branch Chief
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